ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2015

DATED:MAY 2 6, 2016

NATCORE TECHNOLOGY INC.

189 N. Water Street,
Rochester, NY 14604-1163
(585) 286-9180
Email: info@natcoresolar.com
Website: www.natcoresolar.com

i

     ITEM 1: GENERAL

1.1 General

All information in thisAIF is as of May 26, 2016 unless otherwise indicated.

Except where the context otherwise requires, all references in this Annual Information Form (“AIF”) to the “Company”, “Natcore”, “we”, “us”, “our” or similar are to Natcore Technology Inc. and its subsidiaries, taken together.

Unless otherwise indicated, all references to “$”, “CDN$” or “dollars” in this short form prospectus refer to Canadian dollars and references to “US$’’ or “US dollars” refer to United States dollars. The Company’s accounts are maintained in United States dollars. The exchange rates as at May 25, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars was CDN$1.00 equal 7679 US$. (US$1.00 equals 1.3022 CDN$).

The following table sets forth, for each of the years indicated, the year end exchange rate, the average closing rate and the high and low closing exchange rates of one Canadian dollar in exchange for United States dollars as quoted by the Bank of Canada.

	Year Ended December 31

	2015		2014		2013
Low	US$	0.7148	US$	0.8589	US$	0.9348
High	US$	0.8527	US$	0.9422	US$	1.0164
Year End	US$	0.7225	US$	0.8620	US$	0.9402

1.2 Incorporated by Reference

Incorporated by reference into this AIF are:

(a)	the audited financial statements of the Company for the years ended December 30, 2015, and December 30, 2014;

(b)	management’s discussion and analysis of the Company for the year ended December 31, 2015.

which were filed via SEDAR with the British Columbia, Alberta, Ontario and Nova Scotia Securities Commissions, TSX Venture Exchange and are accessible for review at www.sedar.com. Copies may also be obtained from the Company upon request. See “Additional Information” in this AIF.

1.3 Forward Looking Statements

This AIF contains forward-looking statements that reflect management’s expectations, estimates and projections concerning future events in relation to the Company’s business and the economic environment in which it operates. Forward-looking statements include, but are not limited to, statements with respect to:

•	the Company’s anticipated future business strategies;

•	the Company’s plans and expectations for its technologies;

•	the timing and amount of estimated future revenues and sales, costs of goods and services sold, capital expenditures, costs and timing of the development of new technologies;

•	future sales of products and technologies produced by the Company;

•	success of the Company’s research and development activities;

•	patenting time lines and availability;

•	the Company’s ability to meet its working capital needs in the next 12 months and thereafter;

•	requirements for and availability of additional capital; and

•	growth in the solar industry.

Statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Certain of the Company’s expectations concerning the use of and applications for its technologies, as well as the success of its research and development programs are described in Item 3.1 – Three Year History as well as Item 4.1 – Overview. Item 4.1 – Overview also contains statements concerning the Company’s proposed use of funds and timing for expenditures as well as general expectations regarding revenues and the growth of the solar cell market.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events, results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others:

•	risks related to product and technology development, including product obsolescence and the experimental nature of the Company’s business;

•	limited protections of patents and proprietary rights;

•

changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in the Canada and the United States or other countries in which the Company may carry on business in the future, including changes in the regulatory environment for the oil and gas industry;

•	delays in obtaining patents;

•	economic factors including competition, foreign exchange rate fluctuations, fluctuation of securities prices and prices of commodities;

as well as those factors discussed in Item 4.3 entitled “Risk Factors” in this AIF and in the documents incorporated by reference herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements in this AIF represent the expectations of management as of the date hereof and, accordingly, are subject to change after such date. Readers should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

     ITEM 2: CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

Natcore Technology Inc., (the “Company” or “Natcore”) was incorporated on August 9, 2007 as “Syracuse Capital Corp.” pursuant to the provisions of the Business Corporations Act (British Columbia). On May 8, 2009, it changed its name to “Natcore Technology Inc.”

The Common Shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “NXT” and traded on the OTCQB market under the symbol “NTCXF”. The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Nova Scotia. Effective May 26, 2015, the Company became a fully-reporting issuer in the United States.

The head and principal office of the Company is located at 189 N. Water Street Rochester, New York 14604-1163. The registered and records office of the Company is located at Suite 2080-777 Hornby Street, Vancouver, British Columbia, V6Z 1S4.

2.2 Intercorporate Relationships

The corporate structure of the Company and its subsidiaries as at the date of this AIF is as follows:

Natcore Technology, Inc. is the entity holding a large portion of the Company’s licensing and intellectual property rights and through which the Company conducts the majority of its active operations.

NewCyte, Inc., holds a portfolio of intellectual property including issued and pending patents covering the coating of fullerenes (including carbon nanotubes) with silica, dielectric and semiconducting films for a variety of potential applications, including photon, chemical and biomolecule sensing.

Vanguard Solar, Inc. holds intellectual property in the field of solar energy relating to the development of a flexible, thin-film photovoltaic material believed to be capable of silicon solar cell-like efficiency performance.

Natcore formed Natcore Asian Technology Ltd., which holds the Company’s fifty-five (55) percent share of Natcore Technology (Zhuzhou) Ltd., a joint venture formed with the Zhuzhou Hi-Tech Industrial Development Zone, a government-supported zone in Hunan province, and Chuangke Silicon Ltd., a polycrystalline silicon producer.

     ITEM 3: GENERAL DEVELOPMENT OF NATCORE’S BUSINESS

3.1 Three Year History

Natcore is a research and development company pioneering solar cells with improved efficiency and reduced cost. Natcore has developed technology that enables the controlled deposition of silicon dioxide and mixed silicon oxides from an aqueous solution at ambient temperatures and pressures (“Liquid Phase Deposition” or “LPD”). Using LPD and black silicon, Natcore grows a thin anti-reflective coating on a silicon disc without the need for toxic chemicals or a high-temperature vacuum furnace. Natcore is replacing the traditional thermal vacuum processes, such as chemical vapor deposition and plasma enhanced chemical vapor deposition, for making solar cells with its LPD wet chemistry process.

R&D Milestones

On October 25, 2012, the Company announced that its scientists created the world’s first black silicon solar cell using processes amenable to low-cost mass production. After having previously treated a wafer to make it the “blackest” silicon solar cell surface ever recorded, Natcore’s technicians used their scalable LPD process to create the black silicon solar cell, from wafer to finished cell.

On January 27, 2015, Natcore announced that it had used its proprietary advances in laser technology to produce an all-low-temperature laser-doped solar cell with all of its electrical contacts on the back of the cell. Eliminating the contacts from the cell increases output by a similar amount. While other all-back-contact cells have been produced, those cells use high-temperature diffusion in their doping steps and highly complex multi-step patterning processes to apply the electrical contacts. Natcore’s all-back-contact cell, on the other hand, uses only high-speed, inexpensive laser processing to define the doping regions and the contacts.

On February 17, 2015, the Company announced that it had formed a heterojunction solar sell using germanium quantum dots on an ordinary n-type silicon wafer. Quantum-dot solar cells have the potential to be transformational for terrestrial solar energy, with efficiencies far above anything available commercially as of the date of their formation. One month later, Natcore produced an all-back-contact silicon “HIT-structure” (heterojunction with intrinsic thin layer) solar cell using their proprietary laser technology. On July 9, 2015, Natcore developed a new solar cell structure that was expected to completely eliminate high-cost silver from mass-manufactured silicon solar cells. By August 2015 the Company was able to build an all-back-contact silicon heterojunction cell structure in which the use of silver was eliminated. This substitution was accomplished with no loss of performance and a substantial decrease in the metallization cost of a solar cell and total raw material cost of a solar module. In March 2016, the Company announced that it had reached an efficiency level of 17.5% for its laser processed cells through further refinement of its all-back contact silicon cell structure.

Natcore is currently focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications including laser processing, tandem quantum-dot solar cells and its all-back-contact silicon heterojunction (HIT) cell structure, the development of which eliminates the need to use high-cost silver in mass-manufactured silicon solar cells. Natcore’s laser and all-back-contact cell technologies are also aimed at replacing traditional high cost processes, while also allowing for cell efficiencies well above today’s standard products. This technology combines two traditional steps in the manufacturing process thus reducing cost. To protect the Company’s exclusive rights in such technologies, as of March 7, 2016, Natcore had licensed or owns 27 granted and 36 pending patents.

Recent Financings

On March 17, 2016, the Company completed a non-brokered private placement of 2,244,497 units at a price of CDN$0.36 per unit for gross proceeds of CDN$808,019. Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.55 per share and expiring on March 17, 2019.

Between November 30, 2015 and February 5, 2016, the Company completed a non-brokered private placement of 3,648,691 units at a price of CDN$0.36 per unit for gross proceeds of CDN$1,313,529. Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.55 per share and expiring on dates between November 30, 2018 and February 5, 2019.

On July 15, 2015, the Company entered into an investment agreement, as amended on August 21, 2015, for the provision of an up to $5 million investment facility by Dutchess Opportunity Fund II. During the 36-month term of the agreement, Dutchess will be required, at the option of Natcore, to purchase up to $5 million of Natcore common stock. Natcore will control the timing and amount of any share sales to Dutchess and a minimum price of the common stock to be issued. Under the agreement, Dutchess is required to purchase Natcore shares at a discount of 5% from the market price of the shares on the OTCQB at the time of each transaction. No commissions or compensation is to be paid by Natcore as a result of signing the agreement. As of the date hereof, the Company has not drawn upon the investment agreement.

Between July 23-31, 2015, the Company completed a non-brokered private placement of 1,822,000 units at a price of CDN$0.54 per unit for gross proceeds of CDN$983,880. Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.74 per share and expiring on dates between July 23-31, 2018.

Between April 14-27, 2015, the Company completed a non-brokered private placement of 1,597,050 units at a price of CDN$0.70 per unit for gross proceeds of CDN$1,117,935. Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.95 per share and expiring on dates between April 14-27, 2018.

Between January 21-23 2015, the Company completed a non-brokered private placement of 1,352,062 units at a price of CDN$0.43 per unit for gross proceeds of CDN$581,388. Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.70 per share and expiring on dates between January 21-23, 2018.

Between August 20-28, 2013, the Company completed a non-brokered private placement of 6,290,740 units at a price of US$0.50 per unit for gross proceeds of US$3,145,370. Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of US$0.62 per share and expiring August 20, 2016.

On July 20, 2012, the Company completed a non-brokered private placement of 4,166,700 units at a price of CDN$0.60 per unit generating aggregate gross proceeds of CDN$2,500,020. Each unit comprised one common share and one share purchase warrant, with each whole warrant exercisable at a price of CDN$0.90 per share until July 20, 2014.

Registration with SEC

On June 2, 2015, the Company became a fully reporting company with the Securities and Exchange Commission (the “SEC”) in the United States following the filing of an SEC Form F-1 Registration Statement effective as of May 26, 2015.

On July 22, 2015, the Company commenced trading on the OTCQB, an over the counter marketplace organized for venture-stage or early-stage companies.

3.2 Significant Acquisitions

No significant acquisitions or significant dispositions have been completed by Natcore during the most recently completed financial year or are contemplated.

     TEM 4: DESCRIPTION OF NATCORE’S BUSINESS

4.1 Overview

Natcore is a research and development company pioneering solar cells with improved efficiency and reduced cost. Natcore’s intellectual property is currently protected by 63 patents granted or pending. Natcore does not plan to manufacture solar cells, but rather to license its technology to manufacturers through partnerships that will ultimately yield licensing and royalty revenue.

Natcore’s primary technology is laser-processed back-contact cells. The vast majority of solar cells produced today limit cell efficiency to about 19%. This is due to the use of front contact and thermally diffused emitters. Many front contact cells have a grid of thin metal lines that block light and thus reduce efficiency. In addition, standard solar cells are made using a thermally diffused emitter, which requires very high process temperatures (>800C). The combination of front contact and thermally diffused emitters limits current cell efficiency.

Recently, a company reported 25.6% efficiency – the highest efficiency ever reached for a silicon solar cell – using only back contact and a silicon heterojunction (SHJ) emitter, eliminating the high-temperature diffusion steps. While this achievement showed the value of these approaches, the cell was produced using a complicated, high-cost process.

Natcore’s process uses highly defined regions of heavily doped silicon to form a base contact of the solar cell. Natcore then uses a powerful, focused laser beam to melt small regions of the silicon surface, which allows a specially applied dopant to penetrate the silicon matrix. Natcore has also discovered a method to laser-form the dopant regions without disturbing the high-quality emitter already present on the solar cell. This process is rapid, and thus can be performed with low-capital equipment at atmospheric conditions.

In addition, Natcore has developed technology which eliminates the need for high-cost silver from mass-manufactured silicon solar cells. Currently, silver is used in the metallization process as it is highly conductive and easy to process. However, silver can represent 30% to 50% of the fabrication cost of a solar cell. Natcore’s unique approach to metallization relies on a simple multilayer structure, which uses inexpensive aluminum as its main conductor, and thus results in lower production costs. This cell technology may also result in cost savings when incorporated into other modules. Generally, cell-to-module loss is 8%-10%. However, when Natcore’s cells have been incorporated into the production of photovoltaic modules the cell-to-module loss was 0%, resulting in cost savings.

The Company continues to be in the research and development stage and its potential products are not yet at the stage of commercial production. The Company anticipates generation of initial revenues within the fiscal year 2016, but plans to continue its research and development programs for the purposes of developing additional applications for its technologies. The Company is currently conducting its own research and development but does anticipate subcontracting certain work with joint venture partners, as described below. The Company’s long-term objective is to commercialize its technologies in order to generate commercial revenues. In order for the Company to meet this long-term objective, the following events must occur:

Event	Target Date	Cost

Research and development for the Company’s technologies, including identifying additional applications	Ongoing	Not known
Additional patent and other intellectual property applications	Ongoing	Not known

The short-term objectives of the Company over the next 12 months are to improve the efficiencies of the Company’s technologies and commence licensing of the Company’s technologies. In order to complete same, the Company anticipates spending between $470,000 and $670,000 outsourcing certain work with joint developer partners, including use of equipment. At this stage, it is not anticipated that the Company must expend further funds to commence licensing, but may consider allocating funds towards marketing in the future.

The solar cell market is one of the fastest growing sectors of the United States economy. A significant shift is underway in the world-wide silicon solar cell industry, driven by the rising prices of silicon feedstock material. Cell producers are now moving to produce thinner solar cells to reduce their requirements for silicon feedstock. Technologies that reduce or eliminate high temperatures will be required and will be in demand. Making this long-term shift will enable the silicon solar cell industry to sustain its historic annual growth rates well into the future.

New developments in technology may negatively affect the development or sale of the Company’s products or make the Company’s technologies obsolete. Natcore intends to maintain its competitive position and prevent the impacts of obsolescence by continuing to develop and perfect its technologies and find additional commercial usages for its technologies.

Natcore is not aware of any material market controls or regulations within the technology sector which might affect the marketing of its technologies.

Natcore is not aware of any material regulatory approvals necessary for its research and development work, other than approval of appropriate patent applications in the jurisdictions the Company intends to do business.

Production and Services

Natcore does not plan to manufacture solar cells. Instead, Natcore plans to license its technologies to manufacturers, receive royalties from cells manufactured using its technologies and from equipment and chemical sales. Customers will be required to execute non-exclusive license agreements or exclusive license agreements unique to specified jurisdictions. Royalty rights will entitle the Company to benefit from residual income on each product that utilizes the Company’s technology. In addition, Natcore intends to sub-contract the manufacturing of the equipment necessary for the black silicon process and the lasers. There will be a mark-up, to Natcore’s benefit, on each piece of equipment. Finally, Natcore intends to produce recurring revenue by engaging third-parties to mix and ship the patented chemical mixture for the various applications.

Specialized Skill and Knowledge

Certain aspects of Natcore’s business, relating to the development and discovery process, require specialized skills and knowledge, including chemical, electrical and mechanical engineering. Increased activity in the technology and research and development industry may make it more difficult to locate competent employees and consultants in such fields, and may affect Natcore’s ability to grow at the pace it desires. However, Natcore does not anticipate any significant difficulties in locating appropriate personnel as the employees and consultants it needs to conduct appropriate studies on its technologies are available.

Competitive Conditions

Given the complex nature and cost of the systems now in use by the solar cell industry, Natcore expects to offer value to its customers. Natcore’s black silicon technology is expected to replace an expensive, energy and manpower intensive, thermal vacuum process with a simple wet chemistry process that will make an improved anti-reflection surface on silicon solar cells. In addition, the Company’s all-back contact cell will increase efficiency and power output without an increase in manufacturing cost.

An independent engineering study comparing Natcore’s technology to that now used by the solar cell industry shows conclusively that solar cell manufacturing costs can be reduced by up to 23.5%. The study included both capital and lifecycle costs when making the comparison. Other studies completed by the Company have shown that Natcore’s LPD technology can be tailored to solar cell technologies other than silicon, and while costs savings have not been quantified, preliminary results indicate they will result in at least single digit percentage cost reductions.

The Company expects to see growing demand for low-temperature, non-vacuum, anti-reflective coating systems for the emerging solar cell market. The Company is unaware of any competing room temperature anti-reflective coating technology in development or commercial use. While current thermal and vacuum systems are adequate, Natcore’s technology will enable cell producers to improve their profit margins by offering lower cost and higher throughput rates. In addition, while there are some companies that manufacture high-efficiency HIT cells, those companies use a very complicated and costly process to produce such cells. Typically, the production costs of such companies are twice as expensive as the standard commercial cells currently available.

Independent industry studies also confirm substantial global growth in the production of monocrystalline silicon (“mono-silicon”) and the oversupply in the market. This is particularly important since Natcore’s technologies are particularly suited to maximize the efficiencies of mono-silicon, n-type solar cells. In particular, industry studies project global mono-silicon demand will top out at less than 10GW in 2015, but global mono-silicon wafer capacity has already reached 14GW. This oversupply has led to a substantial price drop in the mono-silicon wafer market. In 2016, wafer manufacturers have been expanding their mono-silicon capacity as they are optimistic about the market prospects. In sum, industry analysts project that the global mono-silicon capacity will surpass 17GW in 2016, with the annual growth rate exceeding 20%. Nonetheless, oversupply will persist in the mono-silicon wafer market next year unless end-market demand increases substantially. Therefore, Natcore will be able to maximize the efficiencies of mono-silicon, n-type solar cells at a lower cost.

Given the increasing demand for solar cell technology, competition can be expected to increase substantially. Accordingly, there can be no assurances that the Company will compete successfully with existing or new competitors, or that the competition will not have a material adverse effect on the business, operating results or financial condition of the Company. At the same time, this increased competition could also benefit Natcore since manufacturers would be anxious to access a technology that would give them cost or efficiency advantages.

Components

Over the past several years, increased solar cell activity on a global scale has made some services and materials, such as silicon, difficult to procure. It is possible that delays or increased costs may be experienced in order to proceed with Natcore’s proposed activities during the current period. Such delays could significantly affect Natcore if the delay reduces the opportunity Natcore may have had to develop a particular project had such tests been completed in a timely manner before the fall of such prices. The balance of the raw materials Natcore requires to carry on its business are available through normal supply or business contracting channels in North America. Natcore has secured personnel and/or consultants to conduct its currently contemplated programs.

Intangible Assets

As of March 7, 2016, the Company had 27 granted patents and 36 patents pending, including but not limited to the following:

Patent 7,999,176 - Expiration date: 5/18/2029

Nanostructured solar cells

Improved photovoltaic devices and methods are disclosed. In one embodiment, an exemplary photovoltaic device includes a semiconductor layer and a light-responsive layer (which can be made, for example, of a semiconductor material) which form a junction, such as a p-n junction. The light-responsive layer can include a plurality of carbon nanostructures, such as carbon nanotubes, located therein. In many cases, the carbon nanostructures can provide a conductive pathway within the light-responsive layer. In other embodiments, exemplary photovoltaic devices include semiconductor nanostructures, which can take a variety of forms, in addition to the carbon nanostructures. Further embodiments include a wide variety of other configurations and features. Methods of fabricating photovoltaic devices are also disclosed.

Patent 8,431,818 - Expiration date: 5/5/2030

Solar cells and photodetectors with semiconducting nanostructures

Improved photovoltaic devices and methods are disclosed. In one embodiment, an exemplary photovoltaic device includes a semiconductor layer and a light-responsive layer (which can be made, for example, of a semiconductor material) which form a junction, such as a p-n junction. The light-responsive layer can include a plurality of carbon nanostructures, such as carbon nanotubes, located therein. In many cases, the carbon nanostructures can provide a conductive pathway within the light-responsive layer. In another embodiment, an exemplary photovoltaic device can include a light-responsive layer made of a semiconductor material in which is embedded a plurality of semiconducting carbon nanostructures (such as p-type single-wall carbon nanotubes). The interfaces between the semiconductor material and the semiconducting carbon nanostructures can form p-n junctions. In yet other embodiments, exemplary photovoltaic devices include semiconductor nanostructures, which can take a variety of forms, in addition to the carbon nanostructures. Further embodiments include a wide variety of other configurations and features. Methods of fabricating photovoltaic devices, as well as nanostructured photodetectors, as also disclosed.

Patent 8,433,417 - Expiration date: 12/12/2029

Carbon nanostructure artificial retinal implant

A retinal implant can include an array of photoreceptors adapted for positioning in the eye. Each photoreceptor can include a core, for example a carbon nanostructure, and a shell. The shell can include a light-responsive layer, and in many cases, the light-responsive layer can be formed of two semiconductor layers forming a heterojunction. The photoreceptors can be adapted to generate an electric field in response to incident light so as to stimulate a retinal neuron in its vicinity. The photoreceptors can be micron-sized or nano-sized, and can be arranged in densities similar to the density of rods and cones in the human eye. In one embodiment, an exemplary sensor for an imaging device can include a plurality of photosensors disposed on a substrate. Each photosensor can include a carbon nanostructure, a light-responsive layer coating at least a portion of the carbon nanostructure.

Patent 7,718,550 - Expiration date: 1/16/2026

Method for Low Temperature Growth of Inorganic Materials from Solution Using Catalytic Growth and Re-growth.

The present invention involves a method and apparatus for depositing a silicon oxide onto a substrate from solution at low temperatures in a manner that produces homogeneous growth of the silicon oxide. The method generally comprises the following steps: (a) chemically treating a substrate to activate it for growth of the silicon oxide, (b) immersing the treated substrate into a bath with a reactive solution, (c) regenerating the reactive solution to allow for continued growth of the silicon oxide. In another embodiment of the present invention, the apparatus includes a first container holding a reactive solution, a substrate on which the silicon oxide is deposited, a second container holding silica, and a means for adding silica to the reactive solution.

Patent 7,253,014 - Expiration date: 11/19/2023

Fabrication of light emitting film coated fullerenes and their application for in-vivo light emission

A nanoparticle coated with a semiconducting material and a method for making the same. In one embodiment, the method comprises making a semiconductor coated nanoparticle comprising a layer of at least one semiconducting material covering at least a portion of at least one surface of a nanoparticle, comprising: (A) dispersing the nanoparticle under suitable conditions to provide a dispersed nanoparticle; and (B) depositing at least one semiconducting material under suitable conditions onto at least one surface of the dispersed nanoparticle to produce the semiconductor coated nanoparticle. In other embodiments, the nanoparticle comprises a fullerene. Further embodiments include the semiconducting material comprising Cadmium Sulfide (CdS) or Cadmium Selenide (CdSe).

Patent 7,682,527 - Expiration date: 11/19/2023

Fabrication of light emitting film coated fullerenes and their application for in-vivo light emission

A nanoparticle coated with a semiconducting material and a method for making the same. In one embodiment, the method comprises making a semiconductor coated nanoparticle comprising a layer of at least one semiconducting material covering at least a portion of at least one surface of a nanoparticle, comprising: (A) dispersing the nanoparticle under suitable conditions to provide a dispersed nanoparticle; and (B) depositing at least one semiconducting material under suitable conditions onto at least one surface of the dispersed nanoparticle to produce the semiconductor coated nanoparticle. In other embodiments, the nanoparticle comprises a fullerene. Further embodiments include the semiconducting material comprising Cadmium Sulfide (CdS) or Cadmium Selenide (CdSe).

Patent 7,491,376 - Expiration date: 3/5/2027

Chemical derivatization of silica coated fullerenes and use of derivatized silica coated fullerenes

This invention is directed to a new composition of matter in the form of chemically derivatized silica coated fullerenes, including silica coated C.sub.60 molecules and silica coated carbon nanotubes, processes for making the same and to uses for the derivatized silica coated fullerenes. (Derivatization of silica coated fullerenes refers to chemically modifying surface of the silica to have a similar chemical structure but different chemical reactions with specifically chosen reagents.) Included among many uses in chemical, physical or biological fields of use, but not limited thereto, are high speed, low loss electrical interconnects for nanoscale electronic devices, components and circuits. In one embodiment, this invention also provides a method for preparing silica coated fullerenes having substituents attached to the surface of silica coated fullerenes by reacting silica coated fullerenes with a wide range of organic or inorganic chemical species in a gaseous or liquid state. Preferred substituents include but are not limited to organic groups and organic groups containing heteroatoms (i.e. non-carbon atoms) such as oxygen, nitrogen, sulfur, and halogens. The identity of the surface functional group is chosen to provide desirable properties to the silica coated fullerenes including but not limited to solubility, miscibility, stickiness, and melting point. The present invention also describes the application of surface functionalized silica coated fullerenes as components of polymer blends and composites (i.e. the surface is treated with certain substances that allow the silica to react to certain other specific materials).

Patent 7,692,218 - Expiration date: 8/21/2025

Method for creating a functional interface between a nanoparticle, nanotube or nanowire, and a biological molecule or system

A field effect transistor and a method for making the same. In one embodiment, the field effect transistor comprises a source; a drain; a gate; at least one carbon nanotube on the gate; and a dielectric layer that coats the gate and a portion of the at least one carbon nanotube, wherein the at least one carbon nanotube has an exposed portion that is not coated with the dielectric layer, and wherein the exposed portion is functionalized with at least one indicator molecule (i.e. has a specific molecule attached to the nanoparticle that will attach only to certain desired molecules out of a broad mixture of molecules). In other embodiments, the field effect transistor is a biochem-FET.

Cycles

Natcore does not expect its business to be cyclical or seasonal.

Economic Dependence and Changes to Contracts

It is not expected that Natcore’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Natcore’s success will depend in part on its ability to protect its proprietary rights and technologies. Natcore relies on a combination of patents, trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect its proprietary rights.

However, not all of these measures may apply or may afford only limited protection. Natcore’s failure to adequately protect its proprietary rights may adversely affect Natcore.

Environmental Protections

The materials used in the Company’s processes have no extraordinary environmental protection requirements. As a result, Natcore does not currently anticipate that any environmental regulations or controls will materially affect the Company or its processes under development.

Employees

As of the date of this Annual Information Form, the Company has 14 full-time employees all of which are located in the United States.

Foreign Operations

Natcore currently conducts business and maintains its offices in the United States. Natcore does intend to market its technologies on a world-wide basis, so there will be risk associated with the ability to enforce its intellectual property rights in certain jurisdictions. In jurisdictions in which there is a history of intellectual property infringement, Natcore would seek to obtain a strategic joint venture partner prior to accessing such markets to assist in the protection of its technologies.

Lending

Natcore does not currently hold any investments or owe any material liabilities.

Natcore has not adopted any specific policies or restrictions regarding investments or lending, but will ensure any investment or debt activities incurred are in the best interests of Natcore and its securityholders. Natcore expects that in the future in order to develop its technologies it will need to raise additional capital through a combination of debt and equity.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against Natcore or any of its subsidiaries, nor is Natcore aware of any such pending or threatened proceedings. There has not been any voluntary bankruptcy, receivership or similar proceedings by Natcore or its subsidiaries since its incorporation.

Reorganization

Natcore has not completed any reorganizations since its incorporation.

Social or Environmental Policies

Natcore has not adopted any specific social or environmental policies that are fundamental to its operations (such as policies regarding its relationship with the environment, with the communities in the vicinity of its facilities or human rights policies). However, Natcore’s management, with the assistance of its contractors and advisors, ensures its ongoing compliance with local environmental laws in the jurisdictions in which it does business.

Natcore believes that its operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

4.2 Risk Factors

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following is brief discussion of those factors which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance:

Risks Related to Natcore’s Business

Going Concern

Our independent auditor has presented our financial statements on the basis that we are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. However, our independent auditor has expressed some doubt as to the Company’s ability to continue as a going concern. This means that we may not generate enough funds to pay our general operating expenses and bills from professionals and other advisors that we are obligated to pay. The Company does not currently have cash on hand sufficient to fund its working capital deficit and will need to seek financing from other sources in order to fund not only its deficit position, but its ongoing operations.

The Company has limited capital available to it. If additional costs cannot be funded from borrowings or capital from other sources, then management may cause the Company to alter its business plan. Further, a shortage of funds may prevent or delay the Company from getting its products to the marketplace, achieving profitability or enabling the Company to meet its ongoing operating needs. There is no assurance that the Company will have adequate capital to conduct its business or satisfy its financial obligations.

Lack of Operating Cash Flow

The Company has not generated any revenues and currently is not profitable. There is no assurance as to whether the Company will be profitable, earn revenues or whether the Company will be able to return any investment funds, to make cash distributions or to meet its operating expenses and debt service, if any.

The Company anticipates that it will incur substantial expenses relating to the implementation of its business plan and cost overruns may be incurred. The Company currently expects the ongoing expenses it incurs to continue to result in operating losses for the Company for the foreseeable future. Furthermore, no assurance can be made that a shareholder will realize any return on his or her investment, or that such shareholder will not lose his or her entire investment.

Substantial Capital Requirements

The long-term growth plans of the Company will require additional capital. The Company may be required to raise additional funds to complete the implementation of its business plan. The Company may raise additional funds through gap financing, debt financing and/or subsequent equity financing. The Company may also borrow funds from a financial institution(s) using the assets of the Company as security for said loan(s). The Company may also obtain additional financing through certain government subsidies or tax incentives available in certain geographic areas, if available, at the Company’s discretion. Failure to obtain such additional capital on terms acceptable to the Company could restrict its ability to implement its growth plans.

The Company will need additional capital, which may be accomplished through one or more additional equity offerings. There can be no assurance that additional capital will be available when needed or on terms acceptable to the Company. The availability of additional financing may be dependent on the relative success and progress of the Company and may be offered on more favorable terms than offered herein. In order to obtain additional financing, the Company may be required to dilute the equity investment of its then current shareholders.

Development Risks

Substantial corporate resources are currently being expended on the development of the Company’s technologies. These technologies remain in the development stages and have not yet been commercialized. There can be no guarantee that the Company’s technologies will achieve the objectives which Natcore believes are necessary for successful products in the market. In addition, there are risks associated with commercializing any product including the risk that full scale production may not be achieved at an acceptable cost level. In addition, since the Company’s technologies are in the development stage, there can be no guarantee that technical milestones can be achieved. Failure to successfully commercialize the Company’s technologies may materially and adversely affect the Company’s financial condition and results of operations.

Limited Protection of Proprietary and Technology Rights

The Company’s success will depend in part on its ability to protect its proprietary rights and technologies, including, but not limited to, U.S. Patent 7,718,550, U.S. Patent 7,253,014, U.S. Patent 7,682,527, U.S.

Patent 7,491,376, U.S. Patent 7,692,218, U.S. Patent 8,431,818, U.S. Patent 7,999,172, U.S. Patent 8,433,417, U.S. Patent 8,716,152 and U.S. Patent 9,093,267. The Company relies on a combination of patents, trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect its proprietary rights. However, not all of these measures may apply or may afford only limited protection. The Company’s failure to adequately protect its proprietary rights may adversely affect the Company.

Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s services or to obtain and use trade secrets or other information that it regards as proprietary. Based on the nature of its business, it may or may not be able to adequately protect its rights through patent, copyright and trademark laws. The Company’s means of protecting its proprietary rights abroad may not be adequate, and competitors may independently develop similar technologies. The Company may become involved in litigation over proprietary rights. In the event of an adverse result in any future litigation with third parties relating to proprietary rights, the Company could be required to pay substantial damages, including treble damages if the Company is held to have willfully infringed or to expend significant resources to develop non-infringing technology. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails. However, there can be no assurance that the Company would be able to successfully resolve such disputes in the future.

Competitive Risks

The Company is engaged in the technology industry. There is a high degree of competition in the Company’s industry which impacts the Company’s ability to find and keep customers upon reaching commercialization. Many of the Company’s current and potential competitors have substantially greater financial, marketing, technical and other resources than the Company. There can be no assurance that the Company will be able to compete successfully with its existing competitors or will be able to compete successfully with new competitors. The Company’s failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect its financial condition and results of operations.

Risks associated with expansion.

Any expansion plans undertaken by the Company to increase or expand its operations entail risks, which may negatively impact the profitability of the Company. Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management’s attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company’s present and prospective business activities. The Company cannot assure investors that its products, procedures or controls will be adequate to support the anticipated growth of its operations.

Risks associated with financial projections

The Company’s management may prepare financial projections concerning the estimated operating results of the Company. These projections would be based on certain assumptions that may prove to be inaccurate and that are subject to future conditions be beyond the control of the Company, such as changes in the condition of the national and international financial markets, fluctuations in interest rates, changes in rules and regulations pertaining to the securities markets and market participants, variations in the local and national economy, acts of terrorism and occurrences of natural disasters or other such disasters. The Company has a limited operating history. The Company may experience unanticipated costs, or anticipated agreements or contracts may not materialize, resulting in lower revenues than forecasted. There is no assurance that the results that may be illustrated in financial projections would in fact be realized by the Company. The financial projections would be prepared by management of the Company and would not be examined or compiled by independent certified public accountants. Accordingly, neither independent certified public accountants nor counsel to the Company could provide any level of assurance on them.

Dependence on Management and Key Personnel.

The Company’s management makes all decisions with respect to the Company’s assets, including investment decisions and the day-to-day operations of the Company. Other than as specified in the Company’s notice of articles and articles, the shareholders have no right or power to take part in the management of the Company. As a result, the success of the Company for the foreseeable future will depend largely upon the ability of management.

The Company’s business, to date, and for the foreseeable future, will be significantly dependent on the Company’s management team, directors and key consultants, including but not limited to Charles Provini, Brien Lundin, John C. Calhoun, and Dennis J. Flood. Each of the foregoing has other engagements that compete for their time.

The loss of any one of these officers could have a material adverse effect on the Company. If the Company lost the services of one or more of its executive officers or key employees, it would need to devote substantial resources to finding replacements, and until replacements were found, the Company would be operating without the skills or leadership of such personnel, any of which could have a significant adverse effect on the Company’s business. The Company currently does not carry key-man life insurance policies covering any of these officers.

Regulatory Risks

The Company may be subject to regulation by county, state and federal governments, governmental agencies, and regulatory authorities from several different countries. Failure to obtain regulatory approvals or delays in obtaining regulatory approvals by the Company, its collaborators, customers, vendors or service providers would adversely affect the marketing of products and services developed by the Company, and the Company’s ability to generate product and service revenues. Further, there can be no assurance that the Company, its customers, vendors, or service providers will be able to obtain necessary regulatory approvals. Although the Company does not anticipate problems satisfying any of the regulations involved, the Company cannot foresee the possibility of new regulations, which could adversely affect the business of the Company. While the Company anticipates that all regulatory approvals required will be granted, violations by the Company and/or its customers of, and/or non-compliance with, such regulations and approvals may adversely affect the Company’s ability to acquire capital, or adversely affect the Company’s ability to conduct its business as intended.

Risk Associated with Taxation and Audit

While the Company is advised in tax matters by its accountants, the Internal Revenue Service (the “IRS”) or the Canada Revenue Agency (“CRA”) may not accept the tax positions taken by the Company. As a result, the IRS or CRA could audit the Company’s information and adjustments to the Company’s tax returns may result. Any such adjustment could subject the shareholders to additional tax, interest and penalties, as well as incremental accounting and legal expenses. In addition, an audit of the Company’s tax returns could lead to audits of the individual tax returns of the shareholders, resulting in adjustments and additional tax with respect to non-Company items.

Economic Risks

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Some of the key impacts of the financial market turmoil included contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A similar slowdown in the financial markets or other economic conditions, including but not limited to, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s operations. Specifically, a global credit/liquidity crisis could impact the cost and availability of financing and overall liquidity, volatile energy, commodity and consumables prices and currency exchange rates could impact costs and the devaluation and volatility of global stock markets could impact the valuation of the Company’s equity and other securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Characterization as Emerging Growth Company

Natcore is an “emerging growth company,” as defined in the JOBS Act. Although the Company has elected not to take advantage of certain reporting exemptions available it, for so long as Natcore remains an “emerging growth company,” it will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act, applicable to non-emerging growth companies, that requires that an independent registered public accounting firm provide an attestation report on the effectiveness of the Company’s internal control over financial reporting. This may increase the risk that the Company will fail to detect and remedy any weaknesses or deficiencies in its internal control over financial reporting. In general, these reduced reporting requirements may allow the Company to refrain from disclosing information that investors may find important. It is also possible that investors may generally find Natcore’s common shares less attractive due to its status as an “emerging growth company” and its limited disclosures. Any of the foregoing could adversely affect the price and liquidity of the Company’s Securities.

Natcore may take advantage of these disclosure exemptions until it is no longer an “emerging growth company”, however, it may still take advantage of certain reduced reporting requirements if it remains a small company. The Company will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which the fifth anniversary of the offering filed pursuant to the F-1 Registration Statement deemed effective on May 26, 2015;

•	the last day of the fiscal year in which the Company’s annual gross revenues are $1 billion or more;

•	the date on which the Company, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of the Company’s common shares held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Foreign Exchange Risk

The Company operates in the United States but typically raises funds in Canadian dollars which creates exposure to changes in exchange rates, primarily as between the US dollar and the Canadian dollar. Changes in the exchange rates faced by the Company may have a material adverse impact on its future financial performance. In recent years, the Canadian dollar has dropped in value as against the U.S. dollar and has performed with increased volatility relating to general economic conditions.

Conflicts of Interest

The Company’s management may in the future become associated with or employed by other companies, which are engaged, or may become engaged, in operations similar to the operations engaged in by the Company. Conflicts of interest between the Company’s officers and/or directors and the Company may arise by reason of such relationships. Management intends to resolve any conflicts with respect to such operations in a manner equitable to the shareholders of the Company, its management, and any of the Company’s affiliates. Officers and all employees are required to sign a proprietary inventions agreement which means that anything that is invented while employed at Natcore is owned by Natcore. Additionally, all employees are required annually to complete an outside employment disclosure which allows the registrant to better control if there are any outside interests. Directors are not required to do either and may pursue opportunities independently of the registrant.

The Business Corporations Act (British Columbia) provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with such legislation. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the legislation. To the proposed management of the Company’s knowledge, as at the date hereof there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company except as otherwise disclosed herein

Risks Associated with Unforeseen Litigation

The Company is subject to the possibility of future litigation that may have a significant adverse effect on the Company’s financial condition, operations and plans for expansion.

There are many risks incident to providing the types of services provided by the Company that may give rise to future litigation. Under such circumstances, the Company may be named as a defendant in a lawsuit or regulatory action. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen. There is no assurance that the Company’s shareholders will not lose their entire investment in the Company as a result of unforeseen litigation.

Indemnification of officers and directors.

The Company’s articles, as amended, provide that the Company will, within the limits of capital contributions and retained assets, hold its directors and officers harmless against certain claims arising from Company activities, other than losses or damages incurred by it as a result of its gross negligence, fraud or bad faith. If the Company were called upon to perform under its indemnification agreements, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the implementation of its business plan, or for distributions to its shareholders, if any.

Enforcement of Civil Liabilities.

We are incorporated under the laws of the Province of British Columbia, Canada. Service of process upon us and upon our directors and officers, some of whom reside outside of Canada, may be difficult to obtain within Canada. Furthermore, the majority of our assets and most of our directors and officers are located outside of Canada, any judgment obtained in Canada against us or any of our directors and officers, including one predicated on the civil liability provisions of the Canadian securities laws, may not be collectible within Canada.

Uninsured losses.

The Company plans to obtain comprehensive insurance coverage, including liability, fire and extended coverage, as is customarily obtained for businesses similar to the Company. Certain types of losses of a catastrophic nature, such as losses resulting from floods, tornadoes, thunderstorms, and earthquakes, are uninsurable or not economically insurable to the full extent of potential loss. Such Acts of God, work stoppages, regulatory actions or other causes, could interrupt or delay the Company’s development or expansion, and would adversely affect the Company’s business, results of operations, and profitability.

Risk Factors Associated with the Nanotechnology Business

Industry Risk Associated with the Solar Market

The demand for solar power products is dependent on volatile market and industry trends that can affect demand for Natcore’s products and negatively impact its revenue.

The global economic downturn that began in the fourth quarter of 2008 highlighted the volatility associated with the solar power industry. The capital-intensive nature of implementation requiring access to capital sources caused an overall reduction in demand for solar power technology. While global markets have stabilized and access to capital has returned the demand for solar power products, the potential for soft demand and the trend of reduced cost of production could again have the effect of an over-supplied market place. The effects of a supply driven market place due to soft demand would be adverse to the Company’s margins and in turn revenues.

In addition, macroeconomic and geopolitical events influence the demand for solar power products. Specifically, currency exchange rates and governmental regulation affect the price of other energy resources like oil, natural gas and coal. A reduction in the price of these traditional energy resources will result in a reduction in the demand for alternative energy sources such as solar power; which in turn could reduce the margins of the Company’s products and result in a decrease in revenue.

Technological Failures

Unforeseen technological failings that increase the cost of adoption of solar products may inhibit widespread implementation of solar solutions that would result in reduced revenue or the inability for us to maintain Natcore’s profitability.

The recent discovery of hardware failure and technical issues related to solar power equipment that occurred earlier in product life that had been expected could alter the associated cost of implementation of solar power products that could in turn lead to a drop in demand. Historical data is not as readily available for the solar industry as it is for the traditional sources of energy limiting the ability to determine a reliable trend upon which to base future results. Increased costs associated with implementation could lead to the failure of solar power technology being widely adopted resulting in Natcore’s inability to sustain revenue growth and profitability.

Risks Associated with Infringement Claims

If third parties claim that the Company’s products infringe their intellectual property rights, the Company may be forced to expend significant financial resources and management time, and operating results would suffer.

The Company’s portfolio of intellectual property is significant to its financial condition and operations. Third parties may claim that the Company’s products and systems infringe their patents or other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates. If a competitor were to challenge the Company’s patents, or assert that its products or processes infringe its patent or other intellectual property rights, the Company could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease operations, any of which could be expensive and/or have an adverse effect on the Company’s operating results. Third-party infringement claims, regardless of their outcome, would not only drain financial resources, but also would divert the time and effort of management, and could result in customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

Changes in Regulatory Requirements

We are subject to certification requirements and other regulations. Future more stringent regulations may impair Natcore’s ability to market its products.

The Company must obtain product certification from governmental agencies, such as the EPA, to sell certain products in the United States, and must comply with other product certification requirements in other countries. A portion of Natcore’s future sales will depend upon sales of solar power products and technologies that are certified to meet existing and future air quality and energy standards. The Company cannot assure that its products will meet these standards. The failure to comply with these certification requirements could result in the recall of the Company’s products, or civil or criminal penalties.

Any new government regulation that affects solar power products and technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase the Company’s costs and the price of its systems. As a result, these regulations may have a negative impact on the Company’s revenue and profitability and thereby harm its business, prospects, results of operations, or financial condition.

Changes in Tax Policies

Changes in tax policies may reduce or eliminate the economic benefits that make the Company’s products attractive to consumers.

In some jurisdictions, such as the United States, governments provide tax benefits for solar cell technologies, including tax credits, rebates and reductions in applicable tax rates. In certain markets of the Company these benefits extend to users of the Company’s products. From time to time, governments change tax policies in ways that create benefits such as those for the Company’s customers. Reductions or eliminations in these benefits may adversely affect the Company’s revenue.

Risk of Obsolescence

New technologies could render the Company’s existing products obsolete. New developments in technology may negatively affect the development or sale of some or all of the Company’s products or make its products obsolete. The Company’s inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact the Company’s competitive position. New product development or modification is costly, involves significant research, development, time and expense, and may not necessarily result in the successful commercialization of any new products.

Risks Related to the Company’s Common Shares

Unlimited authorized capital

The Company’s authorized capital consists of an unlimited number of shares of one class designated as common shares. The directors may create any class or series of shares by resolution but may not make any modification to the provisions attaching to our common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. Natcore’s common shares do not have pre-emptive rights to purchase additional shares. Shareholders should be aware that the exercise of warrants described herein will dilute the value of current holdings.

Market Volatility

The market price of the Company’s common shares could be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	actual or anticipated variations in Natcore’s operating results or those of Natcore’s competitors,

•	technological enhancements or developments by Natcore or its competitors,

•	regulatory changes effecting Natcore’s industry,

•	changes in the roles of key personnel,

•	geopolitical events effecting Natcore’s industry, and

•	disputes concerning proprietary rights concerning patents that Natcore holds.

Lack of Dividends

Natcore has never paid cash dividends on its common shares and does not anticipate paying cash dividends in the foreseeable future. The payment of dividends depends on the financial condition of the Company, with other business and economic factors influencing the decision by the board of directors in determining the issuance of a dividend. If dividends are not issued, the Company’s common shares may be considered less valuable because a return on an investment will only occur if the Company’s stock price appreciates.

Dilution

Natcore may seek to raise funds from time to time in public or private issuances of equity in the near future or over the longer term. Sales of the Company’s securities offered through future equity offerings may result in substantial dilution to the interests of the Company’s current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for the Company to sell equity or equity-related securities in the future at a time and at a price that the

Company might otherwise wish to effect sales. In addition, the Company has issued shares of its common stock for various acquisitions in the past and may do so in the future, which may also result in substantial dilution to the interests of the Company’s current shareholders.

     ITEM 5: DIVIDENDS AND DISTRIBUTIONS

The Company has never paid dividends and does not anticipate doing so in the foreseeable future. Dividends on the Common Stock are payable only when declared by the board of directors, and in accordance with the applicable laws of British Columbia, Canada. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further development of the Company’s technologies and their applications. Payment of dividends in the future will be dependent on the earnings and financial condition of the Company and other factors which the directors may deem appropriate at that time.

Subject to the requirements of the Business Corporations Act (British Columbia), there are no restrictions which could prevent the Company from paying dividends.

     ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

6.1 General Description of Capital Structure

The authorized share capital of Natcore consists of an unlimited number of common shares without par value, (the “Common Shares”), of are 58,889,302 Common Shares were issued and outstanding as fully paid and non-assessable. A further 26,323,570 Common Shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as of the date of this AIF The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions:

Voting

Each shareholder of the Company is entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote for each Common Share held. There are no cumulative voting rights and directors do not stand for re-election at staggered intervals.

Transfer

Fully paid Common Shares are issued in registered form and may be freely transferred under the Company’s articles unless the transfer is restricted or prohibited by another instrument, Canadian law, United States Federal or State law or the rules of a stock exchange on which the Common Shares are traded.

Dividends

The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the board of directors, out of funds legally available therefor. There are no indentures or agreements limiting the payment of dividends.

Profits. Each Common Share is entitled to share pro rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all the Company’s liabilities.

Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Common Shares. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

Under its Stock Option Plan, the Company may grant options to purchase up to 10,520,000 Common Shares to directors, officers, employees and consultants. As of the date of this AIF, the Company has outstanding options to purchase 5,501,500 Common Shares at exercise prices from $0.40 to $1.11 per share and terms expiring between April 17, 2017 and February 15, 2021.

In addition to the outstanding options noted above, the Company also has 20,822,070 share purchase warrants outstanding to acquire common shares of the Company at exercise prices ranging from $0.55 to $0.90 and expiring on dates ranging from August 20, 2016 to March 17, 2019.

Shareholders Rights Plan

At the Company’s Annual General Meeting held on June 17, 2013, shareholders renewed their approval for the Company’s shareholders’ rights plan (as dated January 17, 2013) (the “Rights Plan”). The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the Board of Directors and the shareholders with more time than the 35 days provided by statute, to fully consider any unsolicited take-over bid for the Company without undue pressure, and allow the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Under the Rights Plan, a bidder making a Permitted Bid (as defined in the Plan) for the common shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company’s common shares not beneficially owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms to allow other shareholders to deposit to the bid. The Rights Plan will encourage an offeror to proceed by way of Permitted Bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the offeror’s position if a non-Permitted Bid is attempted. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the rights is not dilutive and will not affect reported earnings per share or cash flow per share until the rights separate from the underlying common shares and become exercisable.

The Rights Plan will expire at the Company’s next annual general meeting, unless renewed and ratified by the shareholders.

6.2 Constraints

There are no known constraints on the ownership of securities of the Company to ensure that the Company has a required level of Canadian ownership.

6.3 Ratings

There are no known ratings, including provisional ratings, by rating organizations for securities of the Company which are outstanding and that continue in effect.

     ITEM 7: MARKET FOR SECURITIES

7.1 Trading Price and Volume

Exchange Listings

The common shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “NXT” and traded on the OTC Pink® marketplace under symbol “NTCXF”. Trading Price and Volume

The following table provides information as to the monthly high, low and closing prices of the Company’s common shares during the 12 months of the financial year ended December 31, 2015 and for the months thereafter up until the date of this AIF, as well as the volume of shares traded for each month on the TSX Venture Exchange:

Month	High (CDN$)	Low (CDN$)	Close	Volume

January 2015	0.61	0.43	0.61	1,100,712
February 2015	0.91	0.57	0.80	1,527,327
March 2015	0.84	0.64	0.81	1,011,384
April 2015	0.83	0.52	0.58	1,111,579
May 2015	0.65	0.53	0.58	471,218
June 2015	0.60	0.475	0.50	539,032
July 2015	0.80	0.44	0.48	2,360,477
August 2015	0.64	0.465	0.59	905,702
September 2015	0.64	0.50	0.51	691,249
October 2015	0.60	0.49	0.49	522,897
November 2015	0.55	0.365	0.365	1,668,269
December 2015	0.46	0.30	0.44	1,309,928
January 2016	0.455	0.36	0.38	625,501
February 2016	0.69	0.36	0.66	1,750,203
March 2016	0.67	0.41	0.65	2,534,480
April 2016	0.66	0.55	0.60	2,516,585
May 2016(1)	0.63	0.49	0.50	704,094

_______________
(1)	Up to May 24, 2016.

7.2 Prior Sales

The Company has no class of securities that is outstanding but not listed or quoted on a market place.

     ITEM 8: ESCROW SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the Company’s knowledge, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

     ITEM 9: DIRECTORS AND OFFICERS

9.1 Name, Occupation and Security Holding

The following table sets out the names of the directors and officers of the Company, all officers in the Company each now holds, each person’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this Annual Information Form. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Shareholders unless that person ceases to be a director before then.

Name and Jurisdiction of Residence (1)	Current Positions and Offices Held	Principal Occupations During Last Five Years (1)	Date of Appointment as a Director or Officer

Charles Provini (2), New Jersey, U.S.A.	Chief Executive Officer, President, Director	President and Chief Executive Officer of the Company and its predecessors from January 2003 to present; President of C.R. Provini & Co. Inc., a private consulting firm from July 1996 to present.	May 8, 2009

Brien Lundin (2), Louisiana, U.S.A.,	Director and Chairman	President of Jefferson Direct, Inc. (private consulting company) from November 2003 to present.	May 8, 2009, as a director and September 30, 2013 as chairman

John Calhoun (2), Louisiana, U.S.A.,	Director	President of Fort Hill Resources LLC (private consulting company) from December 1997 to present.	May 8, 2009
John Meekison, British Columbia, Canada	Director	Chief Financial Officer, iCo Therapeutics Inc., a biotech company developing drugs for eye diseases, April 2005 to present;	August 9, 2007
Richard Childs, New Jersey, United States	Chief Financial Officer	Self employed (forensic accounting practice) from 2001 to present;	November 5, 2015

Shauna Hartman, British Columbia, Canada	Corporate Secretary	Solicitor at Armstrong Simpson from September 2003 to present.	May 8, 2009

Dennis Flood, Ohio, USA	Chief Technology Officer

Chief Technology Officer for the Company from August 2010 to Present; President and CEO of North Coast Initiatives, Ltd. from May 2001 to Present (a private consulting firm providing management and technical services to the photovoltaic (PV) energy conversion industry)

August 17, 2010

________________
(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee.
(2)	Member of Audit Committee.

As of the date of this AIF, the Company’s directors and officers, as a group, owned or had control or direction over, directly or indirectly, 5,942,623 of the Common Shares representing approximately 10.09% of the outstanding Common Shares.

9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As of the date of this Annual Information Form and within the ten years before the date thereof, no director, chief executive officer, chief financial officer or a shareholder holding sufficient number of securities of the Company to materially affect control of the Company, is or has been a director or executive officer of any company (including the Company), that:

(a)

while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

that after that person ceased to be a director or executive officer, was subject to an order which resulted from an event that occurred while that person was acting in the capacity as director or executive officer that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has within 10 years before the date of this Annual Information Form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

On June 14, 2013, Brian Zucker, the Company’s former Chief Financial Officer, as the result of an alleged violation of the auditor independence rules, was ordered to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-5 promulgated thereunder. Mr. Zucker, a partner at Rosenberg Rich Baker Berman &

Company (“RRBB”) performed Financial and Operations Principal (“FINOP”) services for a broker-dealer client, John Carris Investments LLC (“JCI”), while RRBB was serving as JCI’s auditor. Mr. Zucker was alleged to have arranged for RRBB to pay a contractor who was serving as JCI’s FINOP (the “Designated FINOP”) and to have directed an RRBB staff accountant to provide FINOP services to JCI. As a consequence of this conduct, the Securities and Exchange Commission (“SEC”) alleged that Mr. Zucker and RRBB engaged in improper professional conduct, violated the auditor independence rules, and caused JCI’s failure to file an annual report audited by an independent accountant. Without confirming or denying the findings in the order, Mr. Zucker agreed to an Offer of Settlement which denied Mr. Zucker the privilege of appearing or practicing before the SEC as an accountant for one year.

No other director, executive officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the ten years prior to the date of this Annual Information Form, has been subject to:

(a)

any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

9.3 Conflicts of Interest

Compensation

The Board of Directors establishes the compensation of the executive officers and directors. The Chairman sits on the Board of the Company that determines his salary and other benefits. It is likely that other officers of the Company will also sit on the Board of Directors. Although this is not uncommon, there is an actual conflict of interest if one or more officers vote as Board members on salary for themselves. Larger entities generally establish a compensation committee composed of persons who are not executives of the Company. Although the Company does intend to establish this practice in the future, at the present time, the size of the Company does not warrant the expense of such a committee. For the present, investors must be aware of the conflict and of their dependence upon the Board to honor the obligation to be fair and reasonable in the matters of compensation.

Potential Future Projects

The Company’s management may serve in the future as an officer, director or investor in other entities. Management believes that they have sufficient resources to fully discharge their responsibilities to all projects they have organized or will organize in the future, if any. Management will devote only so much of its time to the business of the Company as is required in its employment agreements, and beyond that only to the extent in its judgment is reasonably required.

Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also Item 4.3 “Risk Factors”.

     ITEM 10: AUDIT COMMITTEE

NI 52-110 requires the Company’s audit committee (in this section the “Audit Committee”) to meet certain requirements. It also requires the Company to disclose in this AIF certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Audit Committee is principally responsible for

o	recommending to the board of directors the external auditor to be nominated for election by the shareholders at each annual general meeting and negotiating the compensation of such external auditor.

o	overseeing the work of the external auditor.

o

reviewing the Company’s annual and interim financial statements, MD&A and press releases regarding earnings before they are reviewed and approved by the board of directors and publicly disseminated by the Company.

o

reviewing the Company’s financial reporting procedures and internal controls to ensure adequate procedures are in place for the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

Audit Committee Charter

The Audit Committee has various responsibilities as set for thin National Instrument 52-110 (“NI 52-110”). The Board has adopted a Charter for the Audit Committee which sets out the Audit Committee’s mandate, organization, powers and responsibilities. A copy of the Charter of the Audit Committee is attached hereto as Schedule “1”.

Composition of the Audit Committee

The Audit Committee consists of three directors. Unless a company is a ‘venture issuer’ (an issuer the securities of which are not listed or quoted on any of the Toronto Stock Exchange, a market in the United States of America other than the over-the-counter market, or a market outside of Canada and the U.S.A.) as of the end of its last financial year, NI 52-110 requires each of the members of the Committee to be independent and financially literate. Since the Company is a ‘venture issuer’ (its securities are listed on the TSX Venture Exchange, but are not listed or quoted on any other exchange or market) it is exempt from this requirement. In addition, the Company’s governing corporate legislation requires the Company to have an Audit Committee composed of a minimum of three directors, a majority of whom are not officers or employees of the Company.

As noted above, the members of the audit committee are Charles Provini, John Calhoun and Brien Lundin. Mr. Provini is not considered an independent member of the audit committee given his role as the Company’s CEO. All other members of the audit committee are considered independent. All members are considered financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(1)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(2)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(3)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(4)	an understanding of internal controls and procedures for financial reporting, are as follows:

Charles Provini – Mr. Provini holds an Engineering degree from The U.S. Naval Academy in Annapolis, Maryland and a Masters from the University of Oklahoma. Previously, he was the President of Ladenburg Thalmann Asset Management and a Director of Ladenburg Thalmann, Inc., one of the oldest members of the New York Stock Exchange from 11/1997- 10/2000. He served as President of Laidlaw Asset Management as well as Chairman and Chief Investment Officer of Howe & Rusling, Laidlaw’s Portfolio Management Advisory Group from 11/1995- 09/1997. Prior to this, he served as President of Rodman & Renshaw’s Advisory Services from 02/1994- 08/1995 and President of LaSalle Street Corporation, a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette from 01/1983-04/1985. Mr. Provini has been a leadership instructor at the U.S. Naval Academy, Chairman of the U.S. Naval Academy’s Honor Board, and is a former Marine Corp. office.

John Calhoun – Mr. Calhoun serves as managing director of Fort Hill Resources LLC, a private consulting firm, president and director of North American Water, a central information resource on public water supply systems in North America, of Grammercy Investments, a private investment company, and of Vignette Publications, a publishing company. Mr. Calhoun also serves as treasurer director of Computer Wholesale Corporation and as managing director of Shadows Bend Court long term care facility in Louisiana.

Brien Lundin – Mr. Lundin is the president/CEO of Jefferson Direct, Inc. Mr. Lundin is a marketer, investor and investment banker with experience in financing and advising early-stage technology and natural resource enterprises. He is the publisher and editor of several investment publications specializing in these areas, and is the operator of the New Orleans Investment Conference. Mr. Lundin holds a Bachelor of Science from Louisiana State University.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Exemptions in NI 52-110 regarding De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be preapproved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit) or an exemption from NI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Services Fees

The audit committee has reviewed the nature and amount of the services provided by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with Dale Matheson Carr-Hilton LaBonte LLP for audit services in the last two fiscal years are outlined below:

Financial Year Ended	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)

2015	$30,975	Nil	$3,150	Nil
2014	$25,000	$3,500	$3,500	Nil

_______________
Notes:
(1)

“AuditFees”includefeesnecessarytoperformtheannualauditandquarterlyreviewsoftheCompany’sconsolidatedfinancialstatements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-RelatedFees”includeservicesthataretraditionallyperformedbytheauditor.Theseaudit-relatedservicesincludeemployeebenefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“TaxFees”includefeesforalltaxservicesotherthanthoseincludedin“AuditFees”and“Audit-RelatedFees”.Thiscategoryincludesfees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “AllOtherFees”includesallothernon-auditservices”.

Exemptions

The Company is relying on the exemptions provided for in Section 6.1 of NI 52-110 in respect of the composition of its audit committee and in respect of certain of its reporting obligations under NI 52-110.

     ITEM 11: PROMOTERS

Other than the directors and officers of the Company, management is not aware of any person or company who could be characterized as a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year. With the exception of executive compensation or reimbursement of expenses, no promoter of the Company or its subsidiaries has received anything of value directly or indirectly from the Company or its subsidiaries.

Executive compensation for the past three financial years is disclosed under the heading “Executive Compensation” in the management information circular dated August 11, 2015, which section is incorporated by reference in this AIF and a copy of which is available for viewing under the Company’s corporate profile at www.sedar.com.

     ITEM 12: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

12.1 Legal Proceedings

During the 2015 fiscal year and to the date of this AIF, the Company was not a party to, and the Company’s property was not the subject of, any material legal or administrative proceedings.

12.2 Regulatory Actions

No penalties or sanctions were imposed by a court relating to securities legislation or by a securities regulatory authority during the Company’s recently completed financial year, nor were there any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, nor were any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority during the 2015 fiscal year or to the date of this AIF.

     ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As at December 31, 2015 there was $204,060 owed to directors (Brian Lundin - $75,000), officers (Dennis Flood - $112,260), and companies controlled by directors (Tanum Holdings owned and controlled by John Meekison, former CFO - $16,800) that has been included in trade payables and accrued liabilities.

Except as previously disclosed herein or in regards to the executive compensation of directors and officers in their roles as same or the participation by directors and officers in recently completed private placements of the Company, no director or executive officer, insider, or any associate or affiliate of such insider or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Natcore within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or will materially affect Natcore.

ITEM 14: TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Company’s common shares is Computershare Investor Services Inc. Canada, 510 Burrard Street, 2nd Floor Vancouver, British Columbia V6C 3B9.

     ITEM 15: MATERIAL CONTRACTS

There were no other contracts, other than those entered into in the ordinary course of business, that were material to the Company and that were entered into between January 1, 2015 and up to the date of this AIF or that were entered into prior to January 1, 2015 and remain in effect during 2015, other than as follows:

(a)	Cooperative Joint Venture Contract between Zhuzhou Hexing Industrial Company and Natcore Asia Technology, Limited dated September 21, 2010 providing the terms of and conditions of the joint venture.

(b)

Investment Agreement between Natcore Technology, Inc. and Dutchess Opportunity Fund, II, LP (“Dutchess”) dated August 21, 2015 providing that the Company may issue and sell to Dutchess and Dutchess shall purchase from the Company, up to that number of common shares having an aggregate purchase price of five million dollars ($5,000,000).

(c)	Registration Rights Agreement between Natcore and Dutchess dated August 21, 2015 providing Dutchess with registration rights for the shares of common stock sold pursuant to the Investment Agreement.

Copies of these agreements are available on SEDAR under the Company’s profile at www.sedar.com.

     ITEM 16: INTERESTS OF EXPERTS

The financial statements for the year ended December 31, 2015 were audited by Dale Matheson Carr-Hilton Labonte LLP, an independent registered public accounting firm, as stated in their report appearing therein.

Dale Matheson Carr-Hilton Labonte LLP and its designed professional do not own any securities of the Company nor does it or its designated professionals otherwise have any interest in the Company or its properties and none of such persons are expected to be elected, appointed or employed as a director, officer or employee of the Company.

     ITEM 17: ADDITIONAL INFORMATION

Additional information relating to the Company, including additional financial information contained in the audited annual financial statements and the related Management Discussion and Analysis for the year ended December 31, 2015, and directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans contained in the Company’s Management Information Circular can be found on SEDAR at www.sedar.com.

SCHEDULE “I”

AUDIT COMMITTEE CHARTER

1.0 Purpose of the Committee

1.1 The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0 Members of the Committee

2.1 The Audit Committee shall consist of no less than three Directors a majority of whom shall be “independent” as defined under National Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

2.2 At least one Member of the Audit Committee must be “financially literate” as defined under National Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.0 Meeting Requirements

3.1 The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members which shall constitute a meeting for the purposes of this charter.

3.2 A majority of the members of the Committee shall constitute a quorum.

4.0 Duties and Responsibilities

The Audit Committee’s function is one of oversight only and shall not relieve the Company’s management of its responsibilities for preparing financial statements which accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a)

have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the “auditors”) who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b)	review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c)

review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d)

review and discuss with management and the auditors the Company’s audited financial statements and accompanying Management’s Discussion and Analysis of Financial Conditions (“MD&A”), including a discussion with the auditors of their judgments as to the quality of the Company’s accounting principles and report on them to the Board;

(e)	review and discuss with management the Company’s interim financial statements and interim MD&A and report on them to the Board;

(f)

pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g)	evaluate the external auditor’s performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h)	periodically review the adequacy of the Company’s internal controls and ensure that such internal controls are effective;

(i)

review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company’s financial reports, and report on them to the Board;

(j)	oversee and annually review the Company’s Code of Business Conduct and Ethics;

(k)	approve material contracts where the Board of Directors determines that it has a conflict;

(l)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m)

where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company’s expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n)

satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o)	review and monitor all related party transactions which may be entered into by the Company; and

(p)	periodically review the adequacy of its charter and recommending any changes thereto to the Board.

5.0 Miscellaneous

5.1 Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.